Contact

www.linkedin.com/in/peterbhayes (LinkedIn)

Top Skills

Go-to-market Strategy
SaaS
Cloud Computing

Publications

NSTAC Report on Secure Government Communications

Pete Hayes

Chief Executive Officer at Peeq
Middleburg, Virginia, United States

Summary

Pete's a highly accomplished leader, business executive and board member who has consistently demonstrated sustained, long-term success.   He is very effective operating at the highest levels in business and government in multi-cultural environments.

After over 35 years leading significant divisions within major companies, Pete now focuses his skills and experience on Venture Capital, Private Equity, board work and now running Peeq.

Pete is the Chairman, CEO and Co-Founder of Peeq. Peeq is an unique platform designed to support the creator by building deeper connections between talent and fans. Fans can connect with their favorite celebrities like never before. The first and only platform designed from the ground up for talent, athletes and celebrities. With Peeq, fans can unlock exclusive content, meet with celebrities one on one, catch spontaneous live events, experience celebrity panels, buy merchandise, support charities and more.

Pete is also on the board of 4 early stage companies focused on Bit Exact Encoding & Cloud Acceleration, Cloud Based Call Center, a marketplace focused on Luxury Consignment & Vintage items and a Celebrity Operating System company plus 2 more mature companies focused on Managed Services, and Subsea Cable.

He is a partner with Blu Venture Investors and VelocityZ both are venture capital investment companies that supports early stage entrepreneurs, and a Senior Advisor for various PE companies.
He is also, Chairman of the Board of Seaboarn, a Subsea Cable company, Chairman of the Board of FameOS, a Celebrity Operating System company and member of the Executive Committee at Blu Ventures Investors.

Pete is Founder & CEO of Middleburg Venture Partners a boutique advisory firm that focuses on strategy, insight, innovation

and investment in the TMT Sector (Technology, Media & Telecommunications). Pete has invested in over 70 early stage and mid sized companies.

Pete is an expert in revenue and EBITDA growth, leadership development, sales force transformation, product management and development, pricing strategy, marketing & branding, and creating effective customer and partner programs.

He's a proven leader who has been pressure tested in some of the most aggressive and high-profile companies in the world. He has extensive public speaking, press and mass media experience across newspapers, periodicals, radio and television. He has traveled millions of miles and visited over 50 countries. He holds a Department of Homeland Security TS/SCI Clearance (Top Secret / Sensitive Compartmented Information).

Experience

Peeq

Chairman, Chief Executive Officer and Co-Founder
February 2021 - Present (1 year 11 months)
Los Angeles Metropolitan Area

Where celebrities and fans come together. Peeq is an entertainment platform where you can connect with your favorite stars like never before. The first and only one designed from the ground up for talent / celebrities. With Peeq, fans can unlock exclusive content, meet with celebrities one on one, catch spontaneous live events, experience celebrity panels, buy merchandise, support charities and more.

Beta and early release testing is completed and we are moving to full on launch mode right now!!

Peeq is a Blu Ventures, Keystone Ventures, VelocityZ and Middleburg Venture Partners portfolio company.

Seaborn Networks

Chairman Of The Board
November 2017 - Present (5 years 2 months)
Baar-Zug, Switzerland and Beverly, MA

Seaborn is owned by Partners Group (a global private markets investment manager with $91 billion in assets under management). Seaborn addresses global communications needs across the Americas delivering wavelength, Ethernet private line and IP services. Unique among independent cable operators, Seaborn fully operates and maintains its submarine and terrestrial cable infrastructure. POPs, terrestrial backhaul, landing stations and subsea cable are all under Seaborn's control.

The Seaborn management team has designed, built, and operated more subsea cable systems than any other telecom management team including over 75 landing stations, 250 global POPs, and 250,000 km of subsea fiber optic cable.

Blu Ventures

Partner

August 2013 - Present (9 years 5 months)

Vienna, Virginia

Blu Venture Investors are experienced, primary source venture capitalists investing in early stage entrepreneurs. Principal Investors are a "by invitation only" group of 25 accredited investors who work in partnership to identify, screen, invest in, monitor and assist our portfolio companies. We are active investors who are heavily engaged with our portfolio companies to help them grow and get to a successful exit in 3-5 years.

Pico

Member Board of Directors, Compensation Committee Chairman

November 2019 - Present (3 years 2 months)

New York, United States

Pico's offers a comprehensive range of network products to meet the full spectrum of electronic trading requirements. From ultra low latency layer 1 colo connectivity to our Global Ring, each product is tailored to meet specific requirements of performance, resilience, security and scalability. Our network products can be provided as dedicated solutions tailored to specific customer requirements or as cost-effective multi-tenant offerings.

Customer use our network for the complete spectrum of electronic connectivity including:

- Low latency colocation connectivity
- Access to remote trading venues
- Market data from global venues

- Fast connectivity between colos on opposite sides of the world
- Remote connectivity to infrastructure hosted and managed for them by Pico

In all situations our customers benefit from Pico’s economies of scale, shared services model and extensive vendor relationships. Our 24/7 service operations team provide responsive and skilled support backed with our market-leading analytics and instrumentation capabilities

LePrix
Member Board Of Directors
May 2017 - Present (5 years 8 months)
Washington D.C. Metro Area

LePrix.com is a SaaS enabled marketplace that is bringing the finest designer consignment stores online to connect them with a global audience. As the leading e-commerce platform for designer consignment boutiques globally, LePrix is able to feature the largest combined collection of pre-owned, pre-authenticated designer handbags, shoes, clothing and accessories in the resale marketplace.

LePrix is a Blu Venture portfolio company.

3CLogic
Member Board Of Directors
July 2018 - Present (4 years 6 months)
United States

3CLogic is the premier voice-enabling solution for cloud platforms. Our cloud contact center solution transforms clients cloud platform or CRM by seamlessly integrating voice with existing digital channels.

3CLogic integrates natively with the ServiceNow platform to complement existing digital channels, like email and chat, in order to create an omnichannel experience with voice and SMS text capabilities.

We engage with customers and employees through robust features such as optimized self-service experiences, CTI, virtual and live agent interactions, and conversational analytics.

3CLogic is a Blu Venture portfolio company

Middleburg Venture Partners

Founder and CEO
June 2013 - Present (9 years 7 months)
Middleburg, VA

Middleburg Venture Partners (MVP) is an investment firm focused on Seed and Series A investments in the Technology, Media and Telecommunications (TMT) sector. MVP is also a boutique advisory firm that delivers a variety of services focused on revenue growth, sales strategy and operations, GTM and due diligence across a wide variety of industries.

FAMEOS

Chairman of the Board, Co-Founder

June 2018 - Present (4 years 7 months)
Huntington Beach, California, United States

We are building a world-leading platform that revolutionizes the way deals and connections are made between brands and celebrities.

FAMEOS (pronounced famous) is a B2B platform that removes significant friction and automates mundane processes so that celebrities can easily work with brands.

Brands and agencies engage with us to discover and secure deals without the hurdles and challenges they have to deal with today.

FameOS is a VelocityZ & Middleburg Venture Partners portfolio company.

Pulsant

Member Board of Directors

May 2019 - July 2021 (2 years 3 months)
London, England, United Kingdom

Acquired by Antin Infrastructure Partners

Pulsant has a rich heritage stretching back almost a quarter of a century. Since our beginnings as EdNET, an ISP, in 1995, we’ve grown tremendously through acquisition and organically to become one of the UK’s leading hybrid cloud companies today, focusing on delivering secure, compliant and optimized solutions to our customers. We are one of the UK’s largest providers of hybrid IT services, combining private cloud, public cloud, data centers / colocation, networks, compliance and IT consultancy services.

We serve more than 4,000 organizations across the private and public sectors, with extensive experience in delivering to a host of industry sectors, especially heavily regulated ones.

Pulsant is an Oak Hill Capital portfolio company.

Cyxtera Technologies
Member Board Of Directors
May 2017 - July 2021 (4 years 3 months)
Miami/Fort Lauderdale Area

Public via SPAC Merger with Starboard Value Acquisition Corp at $3.4B valuation

Cyxtera brings together a global data center footprint and a cloud enabled security portfolio.

The company offers a powerful, secure and resilient infrastructure platform built for today’s complex cloud environment with software and services capabilities that extend protection to on-premises environments.

Cyxtera serves more than 3,500 customers around the world and is a global colocation market leader, operating 57 world-class data centers.

Cyxtera is headquartered in Miami, Florida, with 1,100 employees around the world and major security and analytics operations in Boston, Dallas, Silicon Valley, Bogotá, Gothenburg and London.

Cyxtera is a BC Partners, Medina Capital and Longview portfolio company

IMAGINE
Member Board Of Directors
June 2018 - January 2021 (2 years 8 months)
Greater Minneapolis-St. Paul Area

Recapitalization and new ownership structure from investors managed by Cerberus, Goldman Sachs and Arbour Lane Capital Management.

At The IMAGINE Group, our purpose is to inspire the world through strategic marketing solutions. We partner with our clients to optimize their brand’s performance. We bring together insights and dynamic solutions through our

family of companies to provide a big picture perspective that inspires, engages and educates consumers.

As our clients' strategic allies, we identify, create, deliver, and measure game-changing consumer experiences that drive consumer outcomes. We partner with our clients to drive great brand experiences through a highly efficient supply chain solution that leverages proprietary technology to deliver localized marketing solutions.

The IMAGINE Group is an Oak Hill Capital portfolio company.

1901 Group
Member Board Of Directors
September 2017 - January 2021 (3 years 5 months)
Reston, Virginia

Sold to Leidos for $215M

1901 Group is a leading provider of innovative IT services and solutions in the public and private sector market that delivers improved service delivery by leveraging its FedRAMP authorized Enterprise IT Operations Center (EITOC) to provide 24x7 support of end-users, complex IT infrastructure environments, and mission-critical systems. 1901 Group delivers cloud, cyber security, and enterprise-scale managed services to transition customers from traditional on-premise IT infrastructure and support models to hybrid cloud solutions that improve performance and reduce costs.

Radial
Member Board Of Directors
November 2016 - December 2017 (1 year 2 months)
King of Prussia, Pennsylvania

Sold to Belgian Post for $820M

Radial is the leader in omnichannel commerce technology and operations, enabling brands and retailers to profitably exceed retail customer expectations. Radial’s omnichannel solutions connect supply and demand through efficient fulfillment and transportation options, intelligent fraud detection, payments, and tax systems, and personalized customer care services.

Radial is a Sterling Partners and Longview portfolio company

Equinix
Chief Sales Officer
November 2013 - July 2016 (2 years 9 months)

Redwood City, CA

Responsible for $3.4B in revenue and leading the global sales team, global accounts, sales operations, channel and inside sales. Equinix connects more than 6,300 companies directly to their customers and partners inside 150 of the world's most networked data centers in 40 strategic markets across the Americas, EMEA and Asia-Pacific.

Frontier Communications
8 years 5 months

Executive Vice President, Commercial Sales and Support
July 2009 - June 2013 (4 years)

Stamford, CT

Responsible for $2.29B commercial business leading 1,415 direct sales, call center, sales engineering, sales support, order entry, carrier (wholesale), wireless sales / support, equipment (CPE) sales / support and sales operations teams.

Executive Vice President, Sales, Marketing and Business Development
February 2005 - July 2009 (4 years 6 months)

Stamford, CT

Responsible for $2.12B company revenue leading 423 sales, marketing, product development, product management, carrier (wholesale), partner management, new business development, wireless data and internet / online teams.

Microsoft
13 years 8 months

Vice President, EMEA Public Sector
June 2003 - January 2005 (1 year 8 months)

London, England

Responsible for $1.7B EMEA Public Sector (Government, Education, Health and Non-Governmental Organizations) leading 710 sales, services, marketing, programs, government relations and technical teams throughout Europe, Middle East and Africa in 53 Microsoft subsidiaries.

Vice President, US Public Sector
June 2000 - June 2003 (3 years 1 month)

Washington, DC

Responsible for $1.3B Public Sector Business leading 425 sales, marketing, public relations, partner management and development, bid and proposals, government contracts, business operations teams and consulting services (MCS) teams.

General Manager, Federal
February 1997 - June 2000 (3 years 5 months)
Washington, DC

Responsible for $520M Microsoft Federal business leading 188 sales, marketing, technical support, channel management, consulting services (MCS) and product management teams.

Director, WW Field Strategy and Integration
March 1995 - February 1997 (2 years)
Redmond, WA

Responsible for driving strategy for the $2.5B WW Enterprise Customer Unit leading 60 people directing the strategy and direction for field sales, telesales, marketing, and services organizations focused on enterprise customers.

Director, Field and Customer Relations
July 1994 - March 1995 (9 months)
Redmond, WA

Responsible for leading key projects for SVP of Microsoft North America, $3.5B in revenue, leading strategy, customer engagement, writing FY95 and FY96 US compensation plans and business cases and implementation plans for sales tools.

District Manager, Southeast
June 1991 - June 1994 (3 years 1 month)
Atlanta, GA

Responsible for $160M district leading 53 sales, marketing, alternate channels and technical support teams.

IBM
Various Management and Sales Positions
August 1980 - June 1991 (10 years 11 months)
Mobile, Alabama; Gainesville, Florida; Atlanta Georgia, Tampa, Florida

As Marketing Manager from 1989-1991, was responsible for IBM’s 7th largest account, GTE generating over $166M in annual revenue. As Advisory Area Marketing Representative in 1988, was responsible for $800M Southeast Region mainframe storage systems (hardware and software). As senior account executive achieved 9 of 9 100% clubs.

Education

University of South Alabama

Bachelor's degree, Finance · (1976 - 1980)